Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  March 2, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                  Re: Guggenheim Defined Portfolios, Series 872
            Guggenheim ABC High Dividend Strategy Portfolio, Series 9
        Guggenheim BMAC Commodity Producers Strategy Portfolio, Series 9
             Guggenheim Global Telecom Strategy Portfolio, Series 9
                               File No. 333-179238
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Dear Mr. Bartz:

         This letter is in response to the questions and comments that you raised during our telephone conversation on March 1, 2012 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 872, filed with the Securities and Exchange Commission (the "Commission") on March 1, 2012. The registration statement offers the Guggenheim ABC High Dividend Strategy Portfolio, Series 9, Guggenheim BMAC Commodity Producers Strategy Portfolio, Series 9 and Guggenheim Global Telecom Strategy Portfolio, Series 9 (individually, a "Trust," and collectively, the "Trusts"). This letter serves to respond to your questions and comments concerning the Principal Investment Strategy, Security Selection and Hypothetical Performance Information sections of the registration statement.

GUGGENHEIM ABC HIGH DIVIDEND STRATEGY PORTFOLIO, SERIES 9
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SECURITY SELECTION
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     1. Initial Universe - Please disclose what service is being used to determine where a company is headquartered.

     Response: The disclosure has been revised to state: "Start with an initial universe of securities that include all companies headquartered in Australia,
Brazil or Canada (as provided by FactSet Research Systems, Inc. ...."


     2. Initial Universe - In the first bullet point, please change "global exchange" to "public securities exchange in the world."

     Response: The disclosure has been revised as requested.


     3. Initial Universe - In the fourth bullet point, please change "U.S.-traded American Depositary Receipts ("ADRs")" to "American Depositary Receipts ("ADRs") traded on either the New York Stock Exchange or NASDAQ Stock Market." Please make the corresponding edit to the fifth bullet point.

     Response: The disclosure has been revised as requested.

     4. Rank on Fundamentals - In the second sentence of the second bullet point, please clarify the meaning of "equity market value." Is this equity market capitalization?

     Response: The disclosure has been revised to state: "equity market capitalization."

     5. Define Sub-Universe - In the third bullet point, please clarify the phrase "on its local exchange."

     Response: The disclosure has been revised to state: "on the exchange such security is principally traded."


     6. Define Sub-Universe - In the fifth bullet point, please change "would be cause for exclusion" to "will cause exclusion."

     Response: The disclosure has been revised as requested.

     7. Selection - In the first sentence of the first bullet point, please add "(i.e., approximately 33 1/3% in each)." In the second sentence, please add "next" before "highest yielding."

     Response: The disclosure has been revised as requested.

     8. Selection - In the fourth bullet point, please clarify how minimum limitation will be achieved.

     Response: The disclosure has been revised to state: "Maximum two-thirds of the portfolio will consist of small-capitalization and mid-capitalization companies (less than $5 billion USD) as of the Security Selection Date."


     9. Selection - In the paragraph after the bullets, please change "next ranked security" to "next highest yielding security."

     Response: The disclosure has been revised as requested.

GUGGENHEIM BMAC COMMODITY PRODUCERS STRATEGY PORTFOLIO, SERIES 9
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     10. Please apply the comments to the Guggenheim ABC High Dividend Strategy
Portfolio, Series 9 to this Trust, as applicable.

     Response: This disclosure has been revised as requested.


GUGGENHEIM GLOBAL TELECOM STRATEGY PORTFOLIO, SERIES 9
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     11. Please apply the comments to the Guggenheim ABC High Dividend Strategy
Portfolio, Series 9 to this Trust, as applicable.

     Response: This disclosure has been revised as requested.


SECURITY SELECTION
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     12. Initial Universe - In the first sentence, please change "global companies in the telecommunication services sector" to "companies in the global telecommunication services sector."

     Response: This disclosure has been revised as requested.


     13. Define Sub-Universe - In the fifth bullet point, please clarify the meaning of "(excluding over-the-counter exchanges)."

     Response: This disclosure has been revised to delete the parenthetical.


HYPOTHETICAL PERFORMANCE INFORMATION
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     14. Please delete the footnote to the hypothetical strategy return figures presented in the "Hypothetical Comparison of Total Return" table.

     Response: This disclosure has been added as requested.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                          ----------------------
                                                                 Morrison Warren